                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               AMENDMENT NO. 1

                           MemberWorks Incorporated



                                  Common Stock



                                   586002 10 7





                  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    [ ] Rule 13d-1(b)
                                    [X] Rule 13d-1(c)
                                    [ ] Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page (s)

CUSIP NO.586002 10 7                                      PAGE 2 OF 7 PAGES

      1  NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Dennis P. Walker

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)

      3  SEC USE ONLY

      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                  5  SOLE VOTING POWER

                     1,567,162
  NUMBER OF
   SHARES         6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           -0-
    EACH
  REPORTING       7  SOLE DISPOSITIVE POWER
   PERSON
    WITH             1,567,162

                  8  SHARED DISPOSITIVE POWER

                     -0-

CUSIP NO.586002 10 7                                      PAGE 3 OF 7 PAGES

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,567,162

     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         10.2%

     12  TYPE OF REPORTING PERSON

         IN

Item 1(a).     Name of Issuer:

               MemberWorks Incorporated


Item 1(b).     Address of Issuer's Principal Executive Offices.

               9 West Broad Street, Stamford, Connecticut  06902


Item 2(a).     Name of Person Filing.

               Dennis P. Walker


Item 2(b).     Address of Principal Business Office or, if none, Residence.

               9 West Broad Street, Stamford, Connecticut  06902


Item 2(c).     Citizenship.

               Mr.Walker is a U.S. Citizen.


Item 2(d).     Title of Class of Securities.

               Common Stock



Item 2(e).     CUSIP Number.

               586002 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) check whether the person filing is a:

         (a)      Broker or Dealer registered under Section 15 of the Act.

         (b)      Bank as defined in Section 3(a)(6) of the Act.

         (c)      Insurance Company as defined in Section 3(a)(19) of the Act.

         (d) Investment Company registered under Section 8 of the Investment Company Act of 1940.


         (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

         (f)      Employee Benefit Plan or endowment fund in accordance with
                  Section 240.13d1(b)(1)(ii)(F).

         (g)      A parent holding company or control person in accordance with
                  Section 240.13d-1(b)(1)(ii)(G).

         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)      Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership

         (a) For the year ended December 31, 2000, the aggregate number of shares of the Company's common stock beneficially owned by Dennis
             P. Walker is 1,567,162 shares.

         (b) Percent of Class: 10.2% based upon 15,400,196 shares outstanding.

         (c) Included in the 1,567,162 shares of common stock beneficially owned by Mr. Walker are 110,300 shares issuable upon the exercise of outstanding stock options presently exercisable or exercisable within sixty (60) days after December 31, 2000, as well as 172,020 shares held in trust for the benefit of Mr. Walker's children, with respect to which shares he disclaims beneficial ownership, 555,000 shares held by Mr. Walker's wife directly and in a trust for her benefit, with respect to which shares he disclaims beneficial ownership, as well as 8,500 shares held in a trust controlled by Mr. Walker.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.



         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2001                       Dennis P. Walker



                                        By: /s/       Dennis P. Walker
                                            ------------------------------------

                  Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).